June 7, 2007

Mail Stop 4561

Mr. John E. Donahue
Chief Financial Officer
Advanced Communications Technologies, Inc.
420 Lexington Avenue
New York, NY   10170

Re: Item 4.02 Form 8-K
        Filed June 4, 2007
        File No. 000-30486

Dear Mr. Donahue:

        We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. In Exhibit 99.1 of your 8-K dated May 29, 2007, you state that you will restate your historical quarterly and annual financial statements for the periods subsequent to, and including, June 2004, to reclassify three issues of convertible preferred stock from stockholders' equity to liabilities. You also state that the restatement is the result of a revised interpretation of prior and recent pronouncements issued by the Financial Accounting Standards Board and Securities and Exchange Commission in this area. Please tell us the specific "revised interpretation" that you relied upon to conclude that your financial statements require restatement.

2. You also state in your 8-K that the footnote disclosure in your June 30, 2005 Form 10-KSB included a description of the conversion provisions of your aforementioned preferred stock. Please tell us the changes in the facts and circumstances related to this disclosure and your representations made to us regarding this preferred stock in your response letter dated February 23, 2006.

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You should respond to these comments on or before June 14, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant